SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 11, 2005	Banco Latinoamericano de Exportaciones, S.A.
By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$8.0 million for the Second Quarter of 2005

Second Quarter 2005 Financial Highlights

•

Net income in the second quarter of 2005 amounted to US$8.0 million, compared to US$40.1 million in the first quarter of 2005, and US$24.3 million in the second quarter of 2004.  The results reflect a US$30.3 million quarter-to-quarter reduction in credit provision reversals and in recoveries of impairment losses on securities.

•

Disbursements amounted to US$1.4 billion, a 28.0% increase over the US$1.1 billion disbursed in the first quarter.  The trade portfolio reached US$2.3 billion at June 30, 2005, an increase of US$65.5 million, or 2.9% compared to March 31, 2005, and up US$433.1 million, or 23.4% since June 30, 2004.  Compared to the first quarter of 2005, interest income on accruing assets grew 8% to US$23.5 million.

•

During the quarter, the Argentine credit portfolio decreased by US$10.2 million, or 10.1%, to US$91.3 million.  Net of allowances for credit losses, the Argentine credit portfolio at June 30, 2005, stood at US$41.4 million.

•	In August 2005, Bladex signed an agreement to raise US$235 million through a three-year, unsecured, syndicated revolving credit facility.

Panama City, Republic of Panama, August 10, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced today its results for the second quarter ended June 30, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

	6M04	6M05	2Q04	1Q05	2Q05

Net Income (US$ million)	$54.1	$48.2	$24.3	$40.1	$8.0

EPS (*)	$1.37	$1.24	$0.62	$1.03	$0.21

Return on Average Equity	18.0%	15.2%	15.8%	24.4%	5.3%

Tier 1 Capital Ratio	41.2%	46.5%	41.2%	41.6%	46.5%

Net Interest Margin	1.70%	1.63%	1.72%	1.66%	1.60%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, CEO of Bladex stated the following regarding the quarter’s results:

“The second quarter marked the first period during the last two years in which provision entries did not play a major role in shaping our results.  Therefore, our results were driven largely by the execution of our commercial strategy and current market dynamics.

This quarter, our ability to generate new business continued to strengthen.  Disbursements exceeded US$1.4 billion, up 28.0%, while the trade portfolio balance grew by nearly 3%, in spite of US$70 million in pre-payments, which for the first time became a factor in this segment of our business.  We believe that these pre-payments reflect the same underlying macroeconomic reality that continues to exert pressure on lending margins and fees: an unprecedented level of U.S. Dollar liquidity, which is bringing about a de-leveraging of corporate balance sheets.

In-line with our plan announced earlier in the year, part of our short-term response to market conditions relies on the use of our balance sheet strength to secure funding on the best possible terms to support the growth of our operating income over the coming quarters.  Along these lines, we recently accessed the debt capital markets for the first time since 2001, under some of the best conditions in the Bank’s recent history.  Our successful US$235 million bank syndication was consistent with this approach.

From a Latin American market perspective, the quarter saw levels of uncertainty generally on the rise. While most of this was expected as we enter a period of elections in a number of countries in our region, this volatility evidences the region’s continuing vulnerability to shifts in macroeconomic and political fundamentals.  Bladex has assessed the changing business and risk scenarios, and has made adjustments as necessary.

For the balance of the year, we remain committed to executing our medium-term strategy: focusing on profitable growth in our intermediation activities, while developing new sources of revenue and improving efficiency.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2005, Bladex had disbursed accumulated credits of over US$131 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

There will be a conference call to discuss the Bank’s quarterly results on Thursday August 11, 2005 at 11:00 a.m. New York City time.  For those interested in participating, please dial (800) 310-8725 in the United States or, if outside the United States, (312) 461-9409.  Participants should give the conference ID# 1024535 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through August 17, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 1024535.

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